DIVISION OF CORPORATION FINANCE

Mail Stop 3561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

February 3, 2010

Mr. Dan Ratner President
Cell-nique Corporation 12 Old Stage Coach Road Weston, CT 06883

Re:	Cell-nique Corporation Form S-I/A Filed January 22, 2010 File No. 333-161413

Dear Mr. Ratner:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A filed January 22, 2010 The Offering, page 4

1. Please reconcile the disclosure on page four that you are offering a maximum of 75 million shares of common stock with the rest of your filing, which indicates you are offering a maximum of 15 million shares of common stock.

Corrected and revised

Authorized and Outstanding Shares Stock, page 7

2.
Please reconcile the outstanding shares information in the table on page 7 with the table on page 23. Also, we note that your registration statement indicates that you will have 5 million outstanding shares of common stock prior to the offering, but that your filing on December 14, 2009 indicated that you would have 14 million outstanding shares of common stock prior to the offering. Refer to comment 14 on your notes to financials below, and revise your registration statement as appropriate.

Corrected and revised

Use of Proceeds, page 22

3.
We note your response to comment four from our letter dated December 29, 2009. Please revise to discuss with more specificity the contingencies that would lead you to change your disclosed use of proceeds, and any alternatives to such uses if the disclosed contingencies arise, as required by Instruction 7 to Item 504 of Regulation S-K.

Eliminated Reference
Research and Development, page 29

4.	Please revise to provide your research and development costs for each of your last two fiscal years, as required by Regulation S-K Item 101(h)(4)(x).

Added Estimate of 12-31-2009 R&D
For the year ending December 31 2009 we estimate unaudited research and development expenditures of $2,000.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Employees, page 34

5.
Your discussion under the caption "Employees" on page 34 continues to be difficult to understand. Please revise for clarity. For example, it appears that you differentiate between "Independent brokers," who sell your product to stores and receive compensation of 5% of net sales monthly, and "merchandisers and demo event representatives" who work on an "as needed basis"; if this is the case, it would be helpful to specify how many of your "75+ workforces" are in each group, and to clarify the principal terms of your arrangements with each group. You should also disclose the amount of services provided by your independent brokers and contractors, including the amount of time worked and an estimate or estimates of the percentage of your sales that result from their services. Refer to comment seven from our letter dated December 29, 2009, and comment 29 from our letter dated September 16, 2009.

Revised with more detail.
The balance of our 75+ workforces are not our employees, but outsourced using independent brokerage contracts and other independent contractor agreements to support nationwide operations for sales, merchandising and demo events.

Our independent broker network is approximately 60 individuals that are engaged to represent the brand by selling it into stores in a given territory for a compensation of 5% of net sales payable monthly. All broker agreements may be terminated for any reason with either a 30 or 60 days notice depending upon notice period agreement. The brokers represent multiple non-related brands and are on a best efforts basis, there is no accountability for their time, quota or productivity measurements for their performance. This independent brokerage network drives approximately 95% of our sales.

Our merchandisers and demo event representatives is approximately 15 individuals that are engaged on an as needed basis and they offer such services to multiple brands from time-to-time. We typically pay an hourly rate of $15 - $25 / hour for special events that last 3 – 12 hours. Over the past year we have used these event representatives for approximately 150+ events.

6.
Please expand your discussion of your arrangements with your full time employees to clarify their salary arrangements, as requested in our prior comment seven. Clarify what it means that they "capitalize salary," and whether you expect this arrangement to continue, given your disclosure that there are no employee agreements.

As of September 30, 2009, we had 2 full-time employees which spend approximately 40 hours per week respectively and who have contributed their salary back to the company as additional paid in capital. These employees/officers have no formal employment contract, but the company foresees that upon raising nominal capital and the company has adequate cash on hand to meet its monthly expenses that the employee/officers will no longer contribute their compensation to the company and begin to receive cash compensation for services rendered.

Liquidity and Capital Resources,page 37

7.
We note your response to our prior comment nine, and your disclosure that you will fund your cash position with your line of credit. Please reconcile the disclosure in the third to last paragraph on page 37 that you are currently borrowing near the maximum on your line of credit with the disclosure on page 46 that there is no stated maximum limit on the loan with Physicians Capital Corp.

Eliminated reference

Liquidity and Capital Resources, page 37 and Note 1- Going Concern, F-6

8.	We note the amounts disclosed in the following disclosures are not consistent with the financial statements presented:

•	working capital as of September 30, 2009 disclosed on page 37 and in
Note 1 to your financial statements on F-6,
•	working capital as of December 31, 2008 and December 31, 2007 disclosed on page 37
•	stockholder's equity as of December 31, 2007 disclosed on page 37
Please revise or advise.

Revised and Corrected

"Best Efforts" - Maximum Sales and No Minimum Sales, page 37

Please revise to reconcile the disclosure on page 37 that the maximum net proceeds from the offering would be $29.9 million with the maximum proceeds disclosure elsewhere in your filing.

Revised and Corrected

Ownership of Common Stock, page 41

10.
Please revise to reconcile the disclosure on page 41 in the first paragraphs under the captions "Ownership of Common Stock," and "Security Ownership...", respectively, that you have 50 million authorized shares of common stock, with your amended certificate of incorporation and disclosure throughout your filing indicating that you only have 49 million authorized shares of common stock.

Revised and Corrected

Security Ownership of Certain Beneficial Owners and Management, page 41

11.
Please revise to provide the information required by Item 403 of Regulation S-K as of the most recent practicable date. Also, with a view to disclosure, please explain to us why your previous amendment to your registration statement indicated that Dan and Donna Ratner beneficially owned 14 million shares on September 30, 2009, but your current disclosure indicates that they owned 5 million shares on that date.

Revised and Corrected

On Jan 18, 2010, the board of directors authorized a 2.8 to 1 reverse stock split of outstanding common shares and financials are presented based on the effective outstanding shares.

12.
We reissue our prior comment 10. Please explain or revise the disclosure in the table on page 41 that there are no "5% or greater stockholders." It appears that both of your directors beneficially own more than 5% of your outstanding common stock.

Financial

Statements General

13.	Please provide a current consent in any amendment and note the updating requirements of Article 8-08 of Regulation S-X.

Revised

Audited Financial Statements for the Years Ended December 31, 2008 and 2007

Statement of Stockholder's Deficit, page F-18 and Note 4 - Stockholder's Equity, F-26

14.
We note that common stock issued and outstanding at December 31, 2006 and throughout the periods presented has been revised from 14,000,000 shares as stated in your prior amendment to 5,000,000 shares in this amendment. Tell us and disclose the transactions and related changes in capital structure that resulted in the revision of common stock issued and outstanding during the periods presented.

Revised

Interim Financial Statements for the Nine Months Ended September 30, 2009 and 2008

General

15.
We note your response to our prior comment 16. Since the FASB Accounting Standards Codification became effective on July 1, 2009, please revise your interim financial statements to reflect any references to accounting standards accordingly.

Revised

Index to Exhibits, page 11-3

16.
Please revise your exhibit index to reference the specific prior filing with which each exhibit you are incorporating by reference was filed. Refer to Item 10(d) of Regulation S-K. For example, we note that you have previously filed versions of the Cell-nique Promissory Note as exhibit 10.1 to both the second and fourth amendments to your registration statement, and that you have filed several different legality opinions as exhibit 5.1 to different filings, but it is not clear from the index which specific exhibits you are referencing.

Revised

17.
In this regard, each exhibit should be listed in the exhibit index according to the number assigned to it in the exhibit table. Refer to Item 601(2) of Regulation S-K. We note that you have listed the consent of counsel required by Item 601(b)(23) as exhibit 5.1, but you have not specifically identified the legality opinion required by Item 601(b)(5) of Regulation S-K in your exhibit index. Please revise.

Revised

Undertakings, page 11-4

18.	Please revise to include the undertakings required by Regulation S-K Item 512(a)(5)(ii) and (a)(6).
Revised

Exhibits

19. Please provide an opinion of counsel as to the legality of all of the securities being registered. Your previously filed legality opinions only opine as to the legality of 6 million shares, but you are registering I S million shares.

Revised

Exhibit 23.1 - Consent of Independent Accountant

20. We note the consent of your independent accountant refers to the audit report dated January 20, 2010. However, the audit report included in your registration statement on F-1 is dated January 22, 2010. Please advise your independent registered public accounting firm to correct this typographical error.

Revised